Exhibit 1.02

Conflict Minerals Report of Columbus McKinnon Corporation
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

This is the Conflict Minerals Report of Columbus McKinnon Corporation (“CMCO”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of terms used in this Report, unless otherwise defined herein.

CMCO has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts is “DRC conflict undeterminable” (terms as defined in the 1934 Act).

The Report presented herein is not audited as Rule 13p-1 provides that if a registrant's products are "DRC conflict undeterminable" in 2013 or 2014, the Conflict Minerals Report is not subject to an independent private sector audit.

1. Company Overview

Columbus McKinnon Corporation is a designer, manufacturer and marketer of hoists, rigging tools, cranes, actuators, and other material handling products serving a wide variety of     commercial and industrial end-user markets.

2. Due Diligence Measures

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CMCO evaluated the components of its current product lines and identified paint, PVC cable and electronic products as components of its products that may contain tin, tungsten, tantalum and/or gold (3TG).

•	Through its global purchasing department, CMCO identified 272 suppliers of paint, PVC cable and electronic products.

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CMCO surveyed the 272 suppliers using a template devised to obtain information as to whether their products contain conflict minerals, and if so, the suppliers were required to answer questions regarding the origin of the conflict minerals, so CMCO could determine whether the conflict minerals came from the DRC or surrounding countries.

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Of the 272 suppliers surveyed 93% have responded that their products do not contain conflict minerals, 15% responded that their products do contain conflict minerals but not from the DRC or adjoining countries and 26% responded they were unable to determine whether their products contained conflict minerals or that the product contains conflict minerals but they are unable to determine the country of origin.

As a result of the due diligence described above, CMCO has determined that its supply chain is Conflict Free Undeterminable.

3. Steps to mitigate risks

•	CMCO has adopted the Conflict Minerals Policy as set forth below:

Columbus McKinnon Corporation
Conflict Minerals Policy
There has been increased awareness regarding the human rights violations in the mining of certain minerals from an area known as the "Conflict Region"; the Democratic Republic of the Congo (DRC) and surrounding countries. Through the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, publicly traded companies have been chartered to practice reasonable due diligence with their supply chain to determine if "conflict minerals" used in their products are being sourced from mines controlled by non- government or unlawful military groups within the Conflict Region. The definition of "Conflict Minerals" refers to tin, tantalum, tungsten and gold (3TG).

Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing. CMCO looks to industry guidelines to help establish its programs such as the joint Electronic Industry Citizen Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) which is taking action to address responsible sourcing through the development of the Conflict-Free Smelter (CFS) program aiming to enable companies to source conflict free minerals. We are in the process of developing and implementing a strategy to support the objectives of the U.S. regulations on the supply of "Conflict Minerals". Our commitment includes:
Developing policies and processes toward preventing the use of conflict minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region.
Not knowingly procure specified minerals that originate from facilities in the "Conflict Region" that are not certified as conflict free.

Expecting suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.
CMCO believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product. CMCO’s efforts are not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain minerals from a mine or facility that is "non-conflict free", we will work towards transitioning to products that are "conflict free".

This policy is posted on the CMCO website at http://www.cmworks.com

•	CMCO has enhanced supplier communication and training to improve due diligence data accuracy and completion.

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CMCO will require suppliers of products that contain conflict minerals to complete the template developed by the EICC and GeSI, known as the CFSI Reporting Template to facilitate disclosure and communication of information regarding smelters and refineries that provide material to a company’s supply chain.